UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Organization of Investor Relations Event

1. Date & Time and Place	Date & Time	May 28~30, 2024
	Place	Hong Kong and Taiwan

	2. Target Audience	Major foreign Institutional Investors

	3. Purpose of IR	To promote understanding of the company [Hong Kong] : Hong Kong UBS Conference [Taiwan] : Non-Deal Roadshow

	4. Method of IR	One-on-one meeting

	5. Summary of Key Topics to be covered	Key business highlights in 1Q 2024 and Q&A

	6. Decision Date	May 23, 2024

	7. IR Material	Publication Date	—

		Website	http://www.posco-inc.com

	8. Other references useful for making investment decisions	• Above ‘1. Date & Time’ are based on local Time. • Schedule : May 28 ~ 30, 2024 • Please refer to the IR material posted on the company’s website (http://www.posco-inc.com ▷ Investors ▷ IR Archives)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: May 28, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President